Mark P. Shuman

United States Securities and Exchange Commission

January 29, 2014

EFACTOR GROUP CORP.

605 Market Street, Suite 600San Francisco, California 94105

January 29, 2014

VIA EDGAR

Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:    EFactor Group Corp.

Registration Statement on Form S-1

Filed November 27, 2013

File No. 333-192574

Dear Mr. Shuman:

EFactor Group Corp. (“EFactor”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 19, 2013, regarding our Registration Statement on Form S-1 (the “Form S-1”) originally filed on November 27, 2013. A marked version of Amendment No. 1 to the Form S-1 (“Amendment No. 1”) is enclosed herewith reflecting all changes to the Form S-1 filed on November 27, 2013.  All references to page numbers in our responses refer to the marked version of Amendment No. 1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.

Please revise to clarify whether your share exchange agreement to acquire the remaining 30% of The E-Factor Corp. has closed. On page II-3, you disclose you have already issued 39,080,906 shares pursuant to this share agreement on November 13, 2013, but your disclosure elsewhere throughout your registration statement refers to the transaction on a prospective basis. If this agreement has closed, please revise your registration statement to reflect this transaction. In addition, please file Exhibit 10.8, the share exchange agreement, in its entirety in executed form. We note Schedule A showing the list of shareholders is omitted.

We have revised Amendment No. 1 (pages 3, 36 and 49) to clarify that: (i) subsequent to the closing of the Share Exchange, we have acquired an additional 2,114,644 shares of EFactor in exchange for 11,693,528 shares of our common stock, and (ii) we expect to acquire the remaining outstanding EFactor shares during the first quarter of 2014 in exchange for 3,906,244 additional shares of our common stock. In addition, Amendment No. 1 includes exhibit 10.8 in its entirety.

Mark P. Shuman

United States Securities and Exchange Commission

January 29, 2014

2.

Please revise throughout to present all share amounts consistently, giving retroactive effect to the 40-for-1 reverse stock split. For example, your financial statements for the fiscal year ended December 31, 2012 are presented on a pre-split basis and it is unclear whether the shares relating to the transactions disclosed on page II-3 are presented on a post-split basis.

We have revised Amendment No. 1, including the financial statements, in response to the Staff’s comment.

3.

Please revise to clarify whether Adrie Reinders is the same person as Adriaan Reinders, as it appears that these names are used interchangeably throughout your registration statement and other public filings. Your presentation should be consistent throughout, as applicable.

We hereby advise the Staff that Adrie Reinders is the same person as Adriaan Reinders. We have revised Amendment No. 1 (page F-27 and the Selling Stockholders section) to ensure that all references are to Adriaan Reinders.

4.

Please include disclosure in appropriate locations that describes the material terms of your exchange agreement to acquire Home Training Initiative, Inc. Also, please provide an update as to the status of this transaction and the anticipated timing. Discuss the conditions or impediments to the closing, as applicable.

We have revised Amendment No. 1 (pages 48-49) in response to the Staff’s comment.

Fee Table

5.

Your fee table indicates your direct offering will raise a proposed maximum aggregate offering price of $12 million, which is inconsistent with your disclosure throughout your prospectus that you seek to raise $10 million. Please reconcile. Further, please clarify the paragraph of Rule 457 and methodology used to compute the offering price and the registration fee for your direct offering. It appears your shares will be offered at a known, fixed offering price.

We have revised the fee table in Amendment No. 1 in response to the Staff’s comment.

Prospectus Cover Page

6.

Each of your alternative prospectuses should refer to and disclose the existence of both the direct and resale offering on both their respective cover pages and summary sections. Please revise accordingly.

We have revised Amendment No. 1 (both cover pages and page 5) in response to the Staff’s comment.

Prospectus Summary, page 2

7.

Your disclosures in the prospectus summary emphasize the size of your social network by disclosing the number of visitors and registered members. However, it appears that the majority of your revenues relates to streams of income that you acquired from other businesses and do not represent significant organic revenues from your legacy social network operations. Please revise here and your management’s discussion and analysis section to clarify your sources of revenue and how much of it relates to the EFactor Network compared

Mark P. Shuman

United States Securities and Exchange Commission

January 29, 2014

to the non-EFactor Network businesses acquired in the past 12 months.

We have revised Amendment No. 1 (pages 2, 39 and 40) in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 64

8.

Please expand your beneficial ownership tables by footnote or additional columnar presentation to clarify the total voting power of the equity holders disclosed in the table, taking into account the voting rights of the preferred shareholders.

We have revised Amendment No. 1 (page 67) in response to the Staff’s comment.

9.

Your beneficial ownership tables do not indicate that Adriaan Reinder, Marion Freijsen, and Roeland Reinders own their shares through the Vinis Vitifera Trust, Salvia Officinalis Trust, and Narcissus Trust, respectively. Please revise accordingly.

We have revised Amendment No. 1 (page 67-68) in response to the Staff’s comment.

10.

Please revise to disclose the natural person(s) exercising sole or shared voting and investment power over the shares beneficially owned by DASPV PTE Ltd.

We have revised Amendment No. 1 (page 68) in response to the Staff’s comment.

Plan of Distribution, page 72

11.

Please identify your placement agent with your next amendment. Please be aware we will be unable to process your filing further without the identification of your placement agent. In addition, please file the share distribution agreement(s) with your placement agent and provide a materially complete description of such agreement(s).

We have revised Amendment No. 1 (cover page and page 75) to identify Monarch Bay Securities, LLC (“Monarch Bay”) as our placement agent. We hereby advise the Staff that we are negotiating a placement agent agreement with Monarch Bay and its counsel and plan to file a form of placement agent agreement with the next amendment of the Form S-1. Although we have not completed our negotiations of a placement agent agreement with Monarch Bay, we expect that such agreement will contain certain provisions, descriptions of which have been included on the cover page to the public offering prospectus, to the Plan of Distribution section (page 75) of the best efforts prospectus and to the Plan of Distribution section of the selling stockholder prospectus.

12.

On page 73, you disclose that your placement agent may be deemed an underwriter. Please revise to state unequivocally that your placement agent is an underwriter.

We are unclear why the Staff believes that Monarch Bay is an underwriter in this offering.  Monarch Bay is clearly acting as a placement agent only and the language contained in the prospectus stating that they “may be deemed to be an underwriter” is consistent with other filings made by clients of our counsel and counsel to the placement agent.  We would ask that the Staff reconsider this comment.  To the extent the Staff continues to believe that the prospectus should be modified to state that Monarch Bay is an underwriter in this offering, we respectfully request a telephone conversation among the Staff, our counsel and counsel to the placement agent to discuss this matter.

Mark P. Shuman

United States Securities and Exchange Commission

January 29, 2014

13.

Please revise to provide a materially compete description of your lock-up agreement, including a discussion of the exceptions noted on page 73 but not specified. Also, please file your lock-up agreements as an exhibit, as required by Item 601(b)(10) of Regulation S-K. Revise the alternative plan of distribution pages for your resale offering to include a description of your lock-up agreements.

The lock-up agreement will be an exhibit to the Placement Agent Agreement.  Accordingly, we will provide a detailed description of the lock-up agreement when we file a subsequent amendment to the Form S-1 which will include, as an exhibit, the form of Placement Agent Agreement. We have revised the Plan of Distribution section in the selling stockholder prospectus to disclose that certain of the selling stockholders will be subject to the lock-up agreement.  That disclosure will be further amended once we have completed our negotiation of the Placement Agent Agreement with Monarch Bay.

14.

Aspects of your plan of distribution refer to over-allotment options for your placement agent and an escrow agreement. Since your direct offering is on a no-minimum, best-efforts basis, it is unclear why either an over-allotment option or escrow agreement is necessary or appropriate. Please either delete such references or explain the mechanics of how they will be used in your offering and whether they comport with applicable regulations such as Regulation M and Rule 15c2-4 of the Exchange Act.

We have deleted the references to the over-allotment option in Amendment No. 1 (cover page and pages 5 and 34).

Selling Securityholders

15.

Please revise to clarify the relationship between Tanja Freijsen and Marion Freijsen, if any.

We have revised the Selling Stockholder section in Amendment No. 1 in response to the Staff’s comment.

16.

Please describe in appropriate detail how each selling security holder acquired the shares to be offered for resale. Also, please tell us whether any of the shares issued to acquire the remaining 30% of The E-Factor Corp. in November 2013 are offered for resale in this prospectus.

We have revised the Selling Stockholder section in Amendment No. 1 in response to the Staff’s comment. We hereby advise the Staff that a portion of the shares issued to Zsolt Szabo, Jasper Gorter and Rob van der Laan in November 2013 are being offered for resale in this prospectus.

Mark P. Shuman

United States Securities and Exchange Commission

January 29, 2014

Consolidated Financial Statements

The E-Factor Corp., page F-1

General

17.

Please revise your financial statements for the year ended December 31, 2012 to reflect the reverse recapitalization transaction that occurred upon the initial transaction with Standard Drilling. Your revised disclosures should include the following revisions to equity:

•

Recast your common stock account to reflect that of The E-Factor Corp. as if the merger had occurred prior to your fiscal year ended December 31, 2012;

•

Recast your historical earnings per share to reflect the share exchange ratio; and

•

Eliminate the retained earnings of the legal acquirer shell company, Standard Drilling, Inc.

We have revised the financial statements in Amendment No. 1 in response to the Staff’s comment.

Recent Sales of Unregistered Securities, page II-3

18.

You indicate on page II-4 that no sales were made to U.S. investors, thus your issuance of 39,080,906 shares of common stock to The E-Factor Corp. investors on November 13, 2013 was exempt under Regulation S. Please revise to clarify whether you or any of your representatives made any directed selling efforts to U.S. investors.

We have revised Amendment No. 1 (page II-4) in response to the Staff’s comment.

19.

The disclosure responsive to Item 701 of Regulation S-K appears incomplete, as it omits the second issuance of shares of common stock issued to the original investors of The E-Factor Corp. as part of your reverse merger for the first 70% interest in The E-Factor Corp. and the issuance of preferred stock to Mr. Adriaan Reinders and Ms. Marion Freijsen. Please revise accordingly.

We have revised Amendment No. 1 (page II-3) in response to the Staff’s comment.

***

In making our responses we acknowledge that:

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark P. Shuman

United States Securities and Exchange Commission

January 29, 2014

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Richard I. Anslow, Esq. or Lawrence A. Rosenbloom, Esq. at (212) 370-1300.

Very truly yours,

EFACTOR GROUP CORP.

By: /s/ Marion Freijsen

Name: Marion Freijsen

Title: Chief Operating Officer

cc:

Ellenoff Grossman & Schole LLP

Troutman Sanders LLP